SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                ------------

                               SCHEDULE TO/A
                               (RULE 14d-100)
               TENDER OFFER STATEMENT UNDER SECTION 14(d)(1)
         OR SECTION 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934
                    (AMENDMENT NO. 5 - FINAL AMENDMENT)

                         CORDANT TECHNOLOGIES INC.
                     (Name of Subject Company (Issuer))

                          OMEGA ACQUISITION CORP.
                        A WHOLLY OWNED SUBSIDIARY OF
                                 ALCOA INC.
                    (Names of Filing Persons (Offerors))

                                ------------

             COMMON STOCK, PAR VALUE $1.00 PER SHARE (INCLUDING
             THE ASSOCIATED RIGHTS TO PURCHASE PREFERRED STOCK)
                       (Title of Class of Securities)

                                ------------

                                 218412104
                   (CUSIP Number of Class of Securities)

                         LAWRENCE R. PURTELL, ESQ.
                                 ALCOA INC.
                            201 ISABELLA STREET
                       PITTSBURGH, PENNSYLVANIA 15212
                         TELEPHONE: (412) 553-4545
                   (Name, address and telephone number of
                    person authorized to receive notices
              and communications on behalf of filing persons)

                                  COPY TO:

                          J. MICHAEL SCHELL, ESQ.
                          MARGARET L. WOLFF, ESQ.
                  SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                             FOUR TIMES SQUARE
                             NEW YORK, NY 10036
                          TELEPHONE: 212-735-3000




                         CALCULATION OF FILING FEE
=============================================================================
        Transaction Valuation*                     Amount of Filing Fee
            $2,180,663,478                              $436,132.70
-----------------------------------------------------------------------------

* For purposes of calculating the amount of the filing fee only. This amount assumes the purchase of (i) 36,714,831 outstanding shares of common stock of Cordant Technologies Inc. and (ii) 1,542,423 shares of common stock of Cordant Technologies Inc. underlying vested options. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50 of 1% of the transaction value.

[_] Check the box if any part of the fee is offset as provided by Rule
    0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

    Amount Previously Paid: N/A      Form or Registration No.: N/A
    Filing party: N/A                Date Filed: N/A

[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

   [X] third-party tender offer subject to Rule 14d-1.

   [_] issuer tender offer subject to Rule 13e-4.

   [_] going-private transaction subject to Rule 13e-3.

   [_] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]




   This Amendment No. 5, which is the final amendment to the Tender Offer Statement on Schedule TO (the "Schedule TO"), filed initially with the Securities and Exchange Commission on March 20, 2000, relates to the offer by Omega Acquisition Corp., a Delaware corporation (the "Purchaser") and a wholly owned subsidiary of Alcoa Inc., a Pennsylvania corporation ("Alcoa"), to purchase all outstanding shares of common stock, including the associated rights to purchase preferred stock (collectively, the "Shares"), of Cordant Technologies Inc., a Delaware corporation, at a price of $57.00 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Purchaser's Offer to Purchase, dated March 20, 2000, and in the related Letter of Transmittal (which together constitute the "Offer"). Capitalized terms used and not defined herein shall have the meanings ascribed to such terms in the Schedule TO.

ITEM 8.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

   Item 8 is hereby amended and supplemented to add the following:

   "The subsequent offering period for the Offer expired at 11:59 p.m., New York City time, on Wednesday, May 24, 2000. Based on preliminary information provided by the Depositary, a total of 34,760,387 Shares, including guaranteed deliveries, have been validly tendered and not withdrawn pursuant to the Offer, representing approximately 95% of the total issued and outstanding Shares.

   On Thursday, May 25, 2000, Alcoa announced that it completed its acquisition of the Company. As a result of the Merger, which became effective at 8:00 a.m., New York City time, on Thursday, May 25, 2000, each Share was converted into the right to receive $57.00 in cash. Shares ceased trading on the NYSE at the close of business on Wednesday, May 24, 2000."

ITEM 12.  EXHIBITS.

   Item 12 is hereby amended and supplemented to add the following exhibit:

   (a)(11)  Press Release, dated May 25, 2000.




                                 SIGNATURE

   After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    OMEGA ACQUISITION CORP.


                                    By:  /s/ BARBARA S. JEREMIAH
                                       -------------------------------
                                    Name:  Barbara S. Jeremiah
                                    Title: Vice President


                                    ALCOA INC.


                                    By:  /s/  RICHARD B. KELSON
                                       --------------------------------
                                    Name:  Richard B. Kelson
                                    Title: Executive Vice President and
                                             Chief Financial Officer


Dated: May 25, 2000



                               EXHIBIT INDEX


   (a)(11)  Press Release, dated May 25, 2000.